MANAGEMENT’S DISCUSSION & ANALYSIS – 2017 THIRD QUARTER

This Management’s Discussion and Analysis (“MD&A”) was prepared by management as at October 25, 2017, and was reviewed and approved by the Audit Committee. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited condensed consolidated interim financial statements of Nevsun Resources Ltd. and notes thereto for the three and nine months ended September 30, 2017, as well as the 2016 audited consolidated financial statements, the 2016 MD&A, and the 2016 Annual Information Form (“AIF”), all dated February 22, 2017. All references in this MD&A to “Nevsun” or the “Company” include Nevsun Resources Ltd. and each of its wholly and partially owned subsidiaries on a consolidated basis, unless otherwise stated. The information provided herein supplements but does not form part of the financial statements. This discussion covers the three and nine months ended September 30, 2017, and the subsequent period up to the date of issue of this MD&A. Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars, except per ounce, per tonne, per pound, and per share data. Information on risks associated with investing in the Company’s securities as well as information about mineral resources and reserves under National Instrument (“NI”) 43-101 are contained in the Company’s most recently filed AIF which is available on the Company’s website at www.nevsun.com or on SEDAR at www.sedar.com.

Business of the Company

Nevsun is headquartered in Vancouver, British Columbia. Nevsun’s mission is to build a strong, multi-mine, mid-tier mining company, delivering shared prosperity to all stakeholders. Nevsun’s common shares trade on the TSX and the NYSE American LLC (“NYSE American”), under the trading symbol “NSU”. The Company’s three principal assets are its ownership interest in the Timok Project, a high-grade copper-gold development project in Serbia, its Bisha Mine in Eritrea, and its strong balance sheet with approximately $151 million in cash and cash equivalents and no debt.

The Timok Project Upper Zone was the key asset acquired as part of the acquisition of Reservoir Minerals Inc. (“Reservoir”) on June 23, 2016. The Company’s primary focus is to bring the Timok Project into production in an expedient, safe and well-designed, optimized manner.

The Timok Project is a joint venture between the Company and Freeport-McMoRan Exploration Corp (“Freeport”). The Company is the operator of the Timok Project until the occurrence of certain events and will advance the development of both the Upper Zone and the Lower Zone. The Company will fund 100% of the Upper Zone development costs and will sole fund the first $20,000 of agreed Lower Zone work. The Company and Freeport will fund additional Lower Zone work based on their respective ownership interests in the Lower Zone. After delivery of a feasibility study on either the Upper Zone or the Lower Zone, Freeport will increase its ownership in the Lower Zone to 54% and the Company will own 100% of the Upper Zone and 46% of the Lower Zone. The Company and Freeport will be entitled to their pro rata share of the economic benefits of the Lower Zone and the Company will be entitled to 100% of the economic benefits of the Upper Zone. From the acquisition of Timok through September 30, 2017, the Company has incurred $16,167 of Lower Zone work.

The Bisha Mine is a Volcanogenic Massive Sulfide (“VMS”) deposit which has been in production since February 2011. The first phase of the mine included gold production from February 2011 to June 2013, which allowed for an early payback of pre-production capital and funding of the supergene phase expansion. Commissioning of the copper flotation plant at the Bisha Mine commenced in late June 2013 and commercial production was achieved in December 2013. Mining copper ore from the supergene phase ceased during Q2 2016. Commissioning of the zinc plant commenced in early June 2016 and commercial production was achieved in October 2016. During the primary phase, the Bisha Mine continues to produce both zinc and copper in concentrate through to the end of the mine life projected for the end of 2021.

The Bisha Mine is owned by Bisha Mining Share Company (“BMSC”), a 60% owned subsidiary of Nevsun, with the remaining 40% owned by the State-owned Eritrean National Mining Corporation (“ENAMCO”). On December 12, 2007, BMSC was granted a 20 year mining licence for the Bisha Mine, and on July 6, 2012, a 10 year mining licence was granted for the Harena property, where a satellite VMS deposit exists. In 2016, BMSC acquired additional mineral exploration licence areas and now holds two exploration licences (Tabakin and New Mogoraib) in close proximity to the Bisha Mine. The exploration licences, which cover 814 square kilometres, include a number of potential satellite VMS deposits. The Company and ENAMCO continue to investigate alternatives to extend the mine life, including potential underground developments and a regional exploration program.

Third quarter highlights

  Zinc recoveries continue to improve at Bisha, averaging 74.0% for the quarter and 82.0% for September
  Sold 43.4 million payable pounds of zinc in zinc concentrate at C1 cash costs(1) of $0.84 per payable pound sold
  Sold 4.0 million payable pounds of copper in copper concentrate at C1 cash costs(1) of $1.70 per payable pound sold
  Declared the third quarterly dividend of 2017 of $0.01 per share
  Ended period with cash and cash equivalents of $151 million
  Summary Timok Preliminary Economic Assessment (“PEA”) results were released on October 26, 2017
  Plan to deliver the Timok Pre-Feasibility Study (“PFS”) in Q1 2018
	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Revenue (millions)	$71.0	$22.9	$208.7	$194.5
Operating income (loss) (millions)	12.2	17.5	(41.1)	85.4
Net income (loss) (millions)	3.1	6.0	(64.2)	39.5
Net income (loss) attributable to Nevsun shareholders (millions)	(0.5)	1.7	(45.3)	18.8
Basic earnings (loss) per share attributable to Nevsun shareholders	(0.00)	0.01	(0.15)	0.08
Cash generated from operating activities before income taxes(millions)	10.0	15.3	46.1	87.6

Zinc price realized, per payable pound sold	1.44	-	1.30	-
C1 cash cost per payable zinc pound sold(1)	0.84	-	0.88	-

Copper price realized, per payable pound sold	$2.99	$2.10	$2.75	$2.14
C1 cash cost per payable copper pound sold(1)	1.70	0.72	1.62	1.03
(1)	C1 cash cost per pound is a non-GAAP measure – see page 19 of this MD&A for discussion of non-GAAP measures and page 7 of this MD&A, Cash Costs, for explanation of per-unit costs.

Outlook for 2017

Progress Towards Previously Revised 2017 Objectives

  Maintain top quartile safety performance. The Company incurred one lost time injury during Q3 2017 at Bisha (four total for 2017 YTD)
  Timok Upper Zone Copper-Gold Project
    Summary Timok PEA results were released on October 26, 2017
    On track to deliver a PFS in Q1 2018
    The decline permitting process is nearing completion with expected twin decline commencement in Q1 2018
    The Company continues to advance the overall project to production in 2021
  Bisha Zinc-Copper Mine
    The Company expects to remain on guidance with respect to its previously revised production guidance of 190 to 210 million pounds of zinc and its guidance for C1 cash costs per payable pound  of zinc sold of $0.70 to $0.90
    The Company expects to produce towards the low end of guidance with respect to its previously revised production guidance of 20 to 30 million pounds of copper and its revised guidance for C1 cash costs per payable pound of copper sold of $1.55 to $1.75
    The Company will complete the monetization of 15,000 gold equivalent ounces from stockpiles in the fourth quarter with the final sale scheduled for October
    The expansion of the Bisha capital fleet will continue through early 2018 at a forecast spend of $24 million. The majority of the forecast  will be spent in 2017, funded entirely through operating cash flow
  Exploration
    The Company expects to complete between 110,000 and 120,000 metres of budgeted exploration and development drilling (60,000 to 70,000 metres at Timok, 40,000 metres at Bisha and 10,000 metres at smaller Serbian and Macedonian properties)
    The Company announced an updated Bisha reserve in Q3 2017 including an indicative underground study

Operating review

Key operating information – Bisha Mine:

	YTD 2017	Q3 2017	Q2 2017	Q3 2016
Mining
Ore mined, tonnes(1)	1,688,000	383,000	654,000	672,000
Waste mined, tonnes	10,979,000	4,126,000	3,739,000	2,446,000
Strip ratio (using tonnes)	6.5	10.8	5.7	3.6
Processing
Ore milled, tonnes	1,713,000	524,000	590,000	510,000
Zinc feed grade, %	6.0	6.8	5.3	5.8
Copper feed grade, %	0.9	1.0	0.8	1.0
Recovery, % of zinc(2)	67.8	74.0	62.2	59.1
Recovery, % of copper(3)(4)	39.2	33.4	51.6	-
Zinc concentrate grade, %(5)	42.1	42.0	41.5	41.3
Copper concentrate grade, %(4)	17.6	17.8	17.4	-
Zinc in concentrate produced, millions of pounds	152.7	57.8	43.0	38.6
Zinc in concentrate produced, tonnes	69,300	26,300	19,500	17,500
Copper in concentrate produced, millions of pounds(4)	13.9	4.0	5.7	-
Copper in concentrate produced, tonnes(4)	6,300	1,800	2,600	-
Payable zinc in concentrate sold, millions of pounds(6)	130.6	43.4	34.3	21.2
Payable zinc in concentrate sold, tonnes(6)	59,200	19,800	15,400	9,600
Payable copper in concentrate sold, millions of pounds	10.8	3.1	7.7	-
Payable copper in concentrate sold, tonnes	4,900	1,400	3,500	-
(1)	Ore tonnes mined in the three and nine months ended September 30, 2017 included 381,000 and 1,618,000 tonnes of primary ore, respectively (three months ended September 30, 2016 – 643,000) and 2,000 and 70,000 tonnes of supergene ore, respectively (three months ended September 30, 2016 – 29,000).
(2)	This represents the overall combined zinc recovery from the zinc flotation circuit and when bulk concentrate is produced in the copper circuit.
(3)	This represents the copper recovery from the copper flotation circuit only, and excludes copper recovered to bulk concentrate.
(4)	Operating statistics related to recovery as a percentage of copper, copper concentrate grade, and copper in concentrate produced, were not meaningful during Q3 2016.
(5)	This represents combined concentrate grade for both zinc and bulk concentrates.
(6)	Sales of zinc in concentrate recorded during Q3 2016 consisted entirely of pre-commercial production. Receipts from the sales of pre-commercial production were credited against mineral property, plant and equipment, net of costs of sale.

Results of operations for the third quarter 2017

Overall results from operations are not directly comparable to the prior year quarter due to the pre-commercial production ramp-up in the commissioning of the new zinc expansion plant to process primary phase ore. The Company has provided comparisons to the prior quarter (Q2 2017) in addition to those provided for Q3 2016 in order to better illustrate the quarterly progress made by the Bisha Mine in processing ore during the primary phase.

Operating income and cash flow

The Company generated operating income of $12.2 million during Q3 2017. Excluding the effect of the reversal of $2.7 million of impairment charges, the Company generated operating income of $9.5 million in Q3 2017, a 46% decrease from operating income of $17.5 million generated in Q3 2016 (Q2 2017 – operating income of $4.7 million when excluding impairment charges of $69.8 million). Operating income in Q3 2017 reflected stronger zinc concentrate sales volumes and prices offset by lower copper concentrate sales when compared to Q2 2017. Operating expenses were $42.1 million during Q3 2017, a small decrease of $2.5 million from Q2 2017 despite an 11% drop in mill throughput in the current quarter. Operating cost per tonne processed increased in Q3 2017 as a result of lower in-pit ore availability due to short-term mine sequencing discussed below which resulted in a higher strip ratio in the mine and lower tonnes processed in the plant relative to Q2 2017. In addition, depreciation expense in Q3 2017 was greater than the previous quarter primarily reflecting higher unit depreciation to account for the reduction in mineral reserves and a shortened mine life announced earlier in the year.

Operating income generated in Q3 2016, a period during which the Bisha Mine was still in the commissioning phase of the zinc expansion plant, was impacted heavily by sales of direct shipped ore (“DSO”), which resulted in $16.5 million of operating income in that period. The remaining $1.0 million of operating income generated in Q3 2016 was the result of one small, final supergene copper concentrate sale.

The Company generated $10.0 million in cash from operating activities before income taxes paid during Q3 2017, a 35% decrease from the $15.3 million generated during Q3 2016 which included only DSO sales and one small supergene copper sale as commissioning costs and sales for the start-up of the new zinc plant were capitalized and included in investing activities. With anticipated incremental improvements to zinc recoveries boosted by stronger zinc and copper prices, the Company expects to continue to generate positive cash flow from operating activities for Q4 2017 to help fund the Bisha Mine’s 2017 capital expenditures, inclusive of the additional capital requirements (expansion of mobile mining fleet and plant modifications) announced in Q2 2017 to address the Bisha Mine’s immediate operational challenges. As of September 30, 2017, the Company has not made any significant deposits for new equipment, however approximately $10 million of a total $24 million has been committed. Approximately $17 million of cash outlays are expected in Q4 2017.

Production and sales

The Company produced 57.8 million pounds of zinc in zinc concentrate and 4.0 million pounds of copper in copper concentrate during Q3 2017, through the processing of 524,000 tonnes of primary ore averaging 6.8% zinc and 1.0% copper.

During the quarter, mining benches, walls and faces in the Bisha main pit were re-established to better prepare for a planned increase in mining rate and a more efficient mining schedule for 2018 onwards. The same lower mining rate (compared with previous quarters) and mining pattern schedule is expected to continue and be finished by the end of Q4 2017. The previously less-optimised resultant pit shape from Q2 2017 had resulted from the previous three to four quarters of accessing required primary ore as needed in a non-sequential manner while progressing with important campaign and stockpiling trials in the primary ore metallurgy rectification program. As a result, in-pit primary ore mill feed shortfalls during this planned six month (Q3 and Q4 2017) in-pit optimisation work during the third quarter lead to trials and campaigns of a portion of the previously stockpiled boundary material with high zinc quantities but with minor activated copper quantities. This resulted in better than expected weighted average zinc recoveries (74% recovery for the quarter including 82% in September) and zinc production (57.8 million pounds) but disappointing copper production and recoveries as portions of the ore were not amenable to copper flotation. Despite this result and potential similar recurrence in Q4 2017, all plans remain on track to achieve at least 77% zinc recovery to zinc concentrate and close to 70% copper recovery to copper concentrate during 2018.

The skilled team of employees and external consultants at the Bisha Mine continue to make meaningful progress on the various work programs aimed at pushing up both zinc recoveries and copper recoveries to or above design levels on a consistent basis through a better understanding of the ore mineralogy and ideal ore blends, optimization of reagent schemes and operating parameters in the concentrator, improvements in process water quality, and minor plant upgrades to enhance flowsheet capacity and reliability. In conclusion, progress with the primary ore metallurgy rectification program continues to focus on these minor plant modifications, reagent trials, water treatment options, oxidation and grind size analyses, with nearly 70% completion expected by year end and full completion expected no later than mid-2018. The Company remains committed with critical expert resources to upgrading the quality of its copper and zinc concentrates to enhance marketability and to realise better commercial terms.

The Company continues to be able to sell both its zinc and copper concentrates at competitive market terms during this tight market for zinc and copper concentrates despite the current lower-than-desired qualities for zinc concentrates and copper concentrates, respectively. During Q3 2017, the Company sold 43.4 million pounds of payable zinc in zinc concentrate and 3.1 million payable pounds of copper in copper concentrate, compared to 34.3 million pounds of zinc and 7.7 million pounds of copper, respectively, in Q2 2017.

Comparatively for Q3 2016, the Company produced 38.6 million pounds of zinc in zinc concentrate through the processing of 510,000 tonnes of primary ore averaging 5.8% zinc with zinc recoveries of 59.1%. No meaningful quantities of copper concentrate were produced during Q3 2016. During Q3 2016, sales of 21.2 million pounds of payable zinc in zinc concentrate were completed.

Cash costs

C1 cash costs are calculated on a co-product cost basis for zinc and copper which allocate joint costs based on expected revenue from actual production.

C1 cash costs per payable pound of zinc sold for the Q3 2017 period totalled $0.84 (Q2 2017 – $0.92), comprised of operating expenses of $0.60 (Q2 2017 – $0.70), selling costs of $0.18 (Q2 2017 – $0.18) and treatment charges of $0.07 (Q2 2017 – $0.05), offset by by-product credits of $0.01 (Q2 2017 – $0.01).

C1 cash costs per payable pound of copper sold for Q3 2017 totalled $1.70, comprised of operating expenses of $1.68 (Q2 2017 – $1.56), selling costs of $0.28 (Q2 2017 – $0.36) and treatment and refining charges of $0.52 (Q2 2017 – $0.43), offset by by-product credits of $0.78 (Q2 2017 – $0.76).

During Q3 2016, the C1 cash cost per payable copper pound sold was $0.72, comprised of $0.30 of operating expenses, $0.19 of selling costs and $0.39 of treatment and refining charges, less $0.16 of by-product credits.    Copper sales for this quarter consisted of a low tonnage final shipment of remaining copper concentrate inventory from the copper supergene phase.

Stockpiled materials

At the end of the period, there were four distinct types of stockpiled material – 2,345,000 tonnes of primary ore which is predominantly difficult-to-treat “boundary” ore material, 80,000 tonnes of supergene ore, 105,000 tonnes of oxide ore, and 395,000 tonnes of pyrite sand material.

In Q2 2017, all of the remaining non-current stockpiles, comprised of boundary ore, oxide ore, and pyrite sand material, are no longer in the Company’s mineral reserves and accordingly have been written down for accounting purposes. Technical investigations with regards how best to monetize this material will continue but are a secondary priority and will be more fully assessed in 2018. Should a technically reliable solution be identified, any impairment charge could potentially be reversed.

The Company scheduled a mill campaign in September 2017 to process its supergene stockpiles as the Company will periodically mine small pockets of supergene ore in the main Bisha ore body during the primary phase. Laboratory test works conducted on ore samples indicated a favourable metallurgical response and the production of copper concentrates at good recoveries. However, the Bisha Mine was unable to replicate the positive lab results in the plant, and after a short run of supergene ore during September where no production of saleable copper concentrates was achieved, the campaign was halted in order to preserve the remaining stockpiled material. The Company will study the campaign outcomes, and will conduct more metallurgical tests and sampling with the aim of finding an economic solution to treating the remaining supergene stockpiles in a future period. During the brief supergene campaign, approximately 20,000 tonnes of material were processed.

The Company has a small quantity of higher-grade oxide gold ore (approximately 10,000 tonnes) that will be sold as DSO in Q4 2017.

During Q3 2017, the Company also undertook further test work on its boundary material by processing small quantities of this material on a batch basis through the plant utilizing new minerology identification, operating parameters and reagents customized for this ore characteristic. The plant trials did not attain any satisfactory recovery of copper into copper concentrates but did achieve high recoveries (>80%) of zinc into zinc concentrates once both flotation circuits were employed. The Company is encouraged by these recent results with particular focus now applied to investigating approximately 30 percent of this material for future successful zinc-only processing. However, the Company is still uncertain if the metallurgical performance from these recent trials can be consistently achieved for the remaining material in these stockpiles. The boundary stockpiles are not homogenous as they have known variations in grades and mineralogy, and may have been subject to detrimental oxidation during surface stockpiling. The Company plans to conduct additional metallurgical investigations and sampling to gain a better understanding of the ore composition and whether the stockpiles are economic to process at current metal prices with updates planned over the next two quarters. Due to this existing uncertainty, the Company has not made an impairment reversal for the costs (prior to impairment) associated for the remaining boundary material tonnes in stockpiles.

Provided it can be successfully treated, the availability of boundary material in stockpiles provides the Bisha Mine with flexibility to use this material as incremental ore feed to keep the plant operational in those short periods where there are insufficient in-pit primary ore tonnes mined to create an optimal ore blend.

The composition of stockpiled materials (tonnes) as at September 30, 2017, is as follows:

	Total	Current	Non-current(1)
Primary ore	2,345,000	60,000	2,285,000
Supergene ore	80,000	80,000	-
Oxide ore	105,000	10,000	95,000
Pyrite sand ore	395,000	-	395,000
(1)	The non-current portion of stockpiled materials consists of those with no corresponding book value as at September 30, 2017.

Timok Project update

The Company has spent $19.5 million to date in 2017 (cumulative $28.2 million from June 2016) on Upper Zone activities, and expects that the PFS will be completed within the $40 million budget despite the extended timeline. Key milestones achieved to date in 2017 include the completion of all planned infill drilling (30,000 metres), condemnation drilling, and the continued advancement of key technical mining, metallurgical and environmental studies, and permitting and land acquisition activities. The Company is targeting Q1 2018 to commence with the development of the twin decline, with all key permits currently in the process of being approved, and the awarding of this exploration decline contract scheduled once these relevant permits have been received.

Based on the success of discovery and infill drilling for the very high grade Upper Zone, the Company has commenced an expanded 10,000 metre drilling program to search for nearby, similar high grade deposits. Five holes so far have been completed, totalling 4,157 metres, with two rigs actively drilling as at September 30, 2017.

The Company has spent $13.2 million to date in 2017 (cumulative $16.2 million from June 2016) on the Lower Zone drilling program. Since the start of the program the Company has drilled 39,620 metres, and 25 holes have been completed or are in progress as at September 30, 2017.

Exploration

Bisha

In Q3 2017, the Company spent $2.5 million to fund 9,848 metres of exploration diamond drilling (26 holes), 836 metres of exploration reverse circulation drilling (7 holes), ground and borehole geophysical surveying and other geological work. The main areas of focus were the continuation of the drilling of targets defined by the Versatile Time Domain Electromagnetic (“VTEM”) helicopter survey completed in Q1 2017 on the New Mogoraib exploration license and the drilling of alteration zones on the Bisha mining license and the Tabakin exploration license.

At New Mogoraib, a total of 2,278 metres of diamond drilling in 8 holes was completed in Q3 2017, focused on the Railway geochemical anomaly trend and in the northwestern portion of the licence where numerous new VTEM targets were identified. Encouraging alteration and mineralization continues to be encountered at Railway and anomalous nickel sulphide mineralization has been intersected in an ultramafic unit in the western portion of the property. Three reverse circulation drill holes (356 metres) targeted soil geochemical anomalies near the Bisha Village with limited success.

Diamond drilling was also completed to the south of the Bisha pit on the Tabakin exploration licence (11 holes, 4,016 metres) and to the north and east of the Bisha pit on the Bisha mining license (7 diamond drill holes, 3,554 metres; 4 reverse circulation holes, 480 metres). These holes targeted extensive zones of alteration in felsic volcanic rocks with only weak stringer sulphide mineralization being encountered.

Timok Project

Final assay results were returned for the last holes of the Upper Zone resource upgrade program completed in early Q2 2017. Work on a revised geological model in advance of a new resource model, resulted in the recognition of a mineralization capping andesite sill that will be an important feature for targeting of new mineralization locally and regionally.

BEM, Tilva and Macedonia

Exploration activities continued on a number of other wholly owned properties in order to allow these properties to have their licenses renewed for additional three year periods. All renewal applications have either been approved or are in the normal approval process.

Reserves and resources

The Company announced on August 9, 2017 an updated mineral reserve estimate for Bisha with an effective date of December 31, 2016, along with an updated Bisha technical report.

The Company anticipates publishing a PFS of Timok in Q1 2018.

Corporate Social Responsibility

On May 4, 2017 the Company issued its 2016 annual CSR report. The Company continues with its transparent approach to operations and contributions to the communities and reporting of funds paid to the State of Eritrea in the form of taxes and royalties.

Dividends

During the nine months ended September 30, 2017, the Company declared three dividends of $0.01 per share for total declarations of $9,060. During the nine months ended September 30, 2016, the Company declared three dividends of $0.04 per share for a total declaration of $28,007.

The Company has in place a Dividend Reinvestment Plan (“DRIP”) which allows shareholders to purchase additional common shares of the Company at a 3% discount to fair market value by reinvesting their cash dividends.

For the Q1 2017 dividend, approximately 8% of common shareholders elected to participate in the DRIP. Accordingly, the Company paid dividends of $2,763 in cash and $256 in common shares (104,609 shares) in April 2017. For the Q2 2017 dividend, approximately 9% of common shareholders elected to participate in the DRIP. Accordingly, the Company paid dividends of $2,755 in cash and $265 in common shares (112,974 shares) in July 2017. For the Q3 2017 dividend, approximately 10% of common shareholders elected to participate in the DRIP. Accordingly, the Company paid dividends of $2,732 in cash and $289 in common shares (125,304 shares) in October 2017.

Selected quarterly financial information

Selected consolidated financial information for the most recent eight quarters (unaudited) is presented below. The financial results from Q4 2015 through Q2 2016 reflect periods in which the Bisha Mine was engaged in full commercial copper concentrate production through the processing of supergene ore. Starting at the end of Q2 2016, the commissioning phase of the zinc flotation plant began. Costs directly attributable to the production of zinc concentrate incurred during this phase, which is defined by the processing of primary ore, were capitalized until commercial production was declared and sales of commercially produced material commenced in Q4 2016.

In US $000s (except per share data)	2017 3rd	2017 2nd	2017 1st	2016 4th
Revenues	$71,036	$66,091	$71,647	$36,187
Operating income (loss)	12,235	(65,063)	11,682	(4,901)
Net income (loss) for the period	3,097	(70,207)	2,880	(8,457)

Net income (loss) attributable to Nevsun shareholders	(527)	(44,538)	(194)	(7,423)
Earnings (loss) per share attributable to Nevsun shareholders – basic	(0.00)	(0.15)	(0.00)	(0.05)
Earnings (loss) per share attributable to Nevsun shareholders – diluted	(0.00)	(0.15)	(0.00)	(0.05)

In US $000s (except per share data)	2016 3rd	2016 2nd	2016 1st	2015 4th
Revenues	$22,920	$79,165	$92,433	$65,444
Operating income	17,542	34,907	32,934	5,822
Net income for the period	5,987	17,976	15,584	832

Net income (loss) attributable to Nevsun shareholders	1,663	9,612	7,501	(679)
Earnings (loss) per share attributable to Nevsun shareholders – basic	0.01	0.04	0.04	(0.01)
Earnings (loss) per share attributable to Nevsun shareholders – diluted	0.01	0.04	0.04	(0.01)

Financial results – three months ended September 30, 2017

The following variances result when comparing operations for the three month period ended September 30, 2017, with the same period of the prior year (in US $000s, except per ounce and per pound data):

Revenues

The Company’s Q3 2017 revenues of $71,036 (Q3 2016 - $22,920) are comprised of zinc concentrate sales of $62,228 (Q3 2016 – $nil), zinc concentrate by-product sales of $316 (Q3 2016 – $nil), copper concentrate sales of $9,252 (Q3 2016 – charge of $181), copper concentrate by-product sales of $2,447 (Q3 2016 – $131), and other revenue of $1,261 (Q3 2016 – $23,280). These revenues are offset by zinc concentrate treatment charges of $2,863 (Q3 2016 – $nil) and copper concentrate treatment and refining charges of $1,605 (Q3 2016 – $310).

Zinc revenues consist of sales of 43.4 million payable pounds of zinc (Q3 2016 – nil) at an average realized price per pound of $1.44 (Q3 2016 – nil). Zinc sales include positive provisional and final pricing and physical quantity adjustments of $2,450 (Q3 2016 – $nil). Copper revenues consist of sales of 3.1 million payable pounds of copper (Q3 2016 – nil) at an average realized price per pound of $2.99 (Q3 2016 – not meaningful). Copper concentrate sales are net of downward provisional and final pricing and physical quantity adjustments of $227 (Q3 2016 – $nil).

The Company also completed direct shipment sales20compared to Q1-16 revenues, i which contained approximately 2,000 gold equivalent ounces from stockpiled material that resulted in other revenue of $1,261 (Q3 2016 – approximately 23,000 gold equivalent ounces for revenue of $23,280). The gold equivalent ounces are calculated based on a ratio of 71:1 (Q3 2016 – 78:1) silver to gold.

Operating expenses

The Company recorded operating expenses of $42,104 in Q3 2017 (Q3 2016 – $2,395). Operating expenses in Q3 2016 were low as a result of the Bisha Mine being in pre-commercial production for the full quarter, meaning the majority of costs were capitalized in the period. The operating costs that were recognized in Q3 2016 are comprised of inventory and selling costs related to DSO sales and one small sale of copper concentrate from supergene ore. During Q3 2016, $28,107 of directly attributable commissioning costs were capitalized to the cost of the zinc expansion plant. Operating expenses incurred in Q3 2017 are in general representative of the current expenditure levels that the Company can expect to incur during the primary phase of the Bisha Mine. However, specific to Q3 2017, operating costs per ore tonne processed were elevated due to the increased strip ratio, lower mill throughput (greater unit fixed costs), and higher unit mining costs from heavy equipment maintenance and repairs, offset by lower-than-normal ore tonnes processed in the quarter.

Impairment charges

The Company recorded a reversal of impairment charges of $2,692 during Q3 2017 (Q3 2016 – $nil) associated with boundary ore successfully treated in the plant during the quarter. The original impairment was recognized in Q2 2017 and is comprised of long term stockpiles ($58,817) for material which is no longer in the life of mine plan, and equipment and related materials and supplies inventory for which there is no longer any useful life ($10,918). The impairment reversal of $2,692 has been recognized in the computation of operating income. Refer to page 8 for further discussion.

Royalties

The Company incurs a 3.5% royalty on base metals and a 5.0% royalty on precious metals on its metal sales. In Q3 2017, royalty expenses of $3,402 (Q3 2016 - $2,271) were recorded. Royalties are payable at the time concentrate or DSO shipments leave the mine, which precedes the revenue recognition point.

The Company is currently accruing for royalties on all metals contained within zinc concentrate on a contained, rather than payable, basis. The Company has held discussions with the Eritrean Ministry of Energy & Mines (“MEM”) in order to obtain relief from the payment of royalties on such a basis as it effectively increases the royalty rates beyond the existing 3.5% for base metals and 5.0% for precious metals. The Company continues to remit royalties for zinc concentrates on a contained basis for zinc but on a payable basis for the gold and silver by-products pending a final resolution.

Depreciation and depletion

In Q3 2017, depreciation and depletion of $15,987 (Q3 2016 - $712) was recorded. Depreciation was low in Q3 2016 as a result of the Company being in the pre-commissioning phase of the zinc expansion plant, and depreciation was capitalized during this time.

Depreciation is calculated primarily using the units-of-production method with metal pounds produced and ore tonnes mined as the basis for the calculation. Fixed assets such as mobile equipment and buildings are amortized using the declining balance method. Depreciation recorded during Q3 2017 was higher as a result of a shorter mine life announced in Q2 2017, which increased the per-unit rate of depreciation for assets depreciated using the units of production method. Additionally, the Company increased the declining balance amortization rates of its remaining fixed assets in order to ensure sufficient amortization is taken through to the end of the mine life. The Company expects that depreciation and amortization will be higher than in past quarters for the remainder of the mine life. As a result of these changes, during the three months ended September 30, 2017, before changes in inventory, the Company recorded incremental depreciation and amortization of $9,250.

Administrative

Administrative costs in Q3 2017 were $5,551, up from $4,703 in Q3 2016. Salaries and employee benefits including long-term incentive and share-based compensation decreased from $3,102 in Q3 2016 to $2,805 in Q3 2017, largely the result of a decrease in the Company’s share price, which affects the valuation of the Company’s long-term incentive liabilities. Business development expenses were $391 in Q3 2017 as compared to $27 in Q3 2016, which were low at that time due to a reduction in activities following the successful acquisition of Reservoir. Other administrative expenses, comprised of travel, insurance, legal, accounting and audit and general office expenditures, increased from $1,133 in Q3 2016 to $1,862 in Q3 2017 which reflects higher travel and consulting expenses incurred during the period.

Finance costs

Finance costs in Q3 2017 of $486 are comprised entirely of accretion expense on the Company's reclamation liability. Finance costs of $444 recorded during Q3 2016 also related only to accretion expense on the Company's reclamation liability.

Finance income

Finance income for Q3 2017 of $635 (Q3 2016 – $269) is comprised predominantly of interest earned on cash and cash equivalent balances. Finance income in Q3 2017 included $343 of interest earned on cash and cash equivalent balances, and other finance income of $292. Finance income in Q3 2016 consisted of $237 earned on cash and cash equivalent balances, and $32 of other finance income.

Income taxes

Income tax expense for Q3 2017 of $3,736 (Q3 2016 – of $6,677) relates to the BMSC mining operations where the statutory tax rate is 38%.

Financial results – nine months ended September 30, 2017

The following variances result when comparing operations for the nine month period ended September 30, 2017, with the same period of the prior year (in US $000s, except per ounce and per pound data):

Revenues

The Company’s revenues for the nine months ended September 30, 2017, of $208,774 (nine months ended September 30, 2016 - $194,518) are comprised of zinc concentrate sales of $169,786 (nine months ended September 30, 2016 – $nil), zinc concentrate by-product sales of $7,640 (nine months ended September 30, 2016 – $nil), copper concentrate sales of $29,675 (nine months ended September 30, 2016 - $124,825), copper concentrate by-product sales of $8,311 (nine months ended September 30, 2016 - $20,026), and other revenue of $8,715 (nine months ended September 30, 2016 – $67,573). Total revenues are net of zinc concentrate treatment charges of $10,445 (nine months ended September 30, 2016 – $nil) and copper concentrate treatment and refining charges of $4,908 (nine months ended September 30, 2016 - $17,906). Copper concentrate sold in 2017 consists of copper concentrate produced from the primary ore phase of the Bisha Mine, while copper concentrate sold in 2016 was the final production from the supergene ore phase.

Revenues included sales of 130.6 million payable pounds of zinc (nine months ended September 30, 2016 – nil) at an average realized price of $1.30 per pound, and 10.8 million payable pounds of copper (nine months ended September 30, 2016 – 58.6 million) at an average realized price of $2.75 per pound (nine months ended September 30, 2016 – $2.14). Zinc sales are net of downward provisional and final pricing and physical quantity adjustments of $74 (nine months ended September 30, 2016 – $nil). Copper concentrate sales include credits of $459 (nine months ended September 30, 2016 – $277) of provisional and final pricing and physical quantity adjustments.

The Company also completed DSO sales which contained approximately 13,000 gold equivalent ounces (nine months ended September 30, 2016 – 73,000) from stockpiled material which resulted in other revenue of $8,715 (nine months ended September 30, 2016 – $67,573). The gold equivalent ounces are calculated based on a ratio of 71:1 silver to gold (nine months ended September 30, 2016 – 78:1).

Operating expenses

The Company recorded operating expenses of $127,314 in the nine months ended September 30, 2017 (nine months ended September 30, 2016 – $72,425). Operating expenses were higher during the first nine months of 2017 as compared to the previous year as a result of the Bisha Mine being in the primary ore phase of operations, where operating costs are generally expected to be higher than in the supergene ore phase as a result of higher reagent and fuel usage, as well as higher per-tonne shipping and transport charges. Operating expenses during the nine months ended September 30, 2017 were also impacted by higher than anticipated maintenance and repair costs on heavy machinery and mobile equipment in order to improve future equipment availability and productivity.

Operating expenses for the nine months ended September 30, 2017 are reduced by the non-recurring benefit of the recovery of withholding taxes on contractor payments overpaid in prior years of $9,780. Operating expenses for the nine months ended September 30, 2016 do not include $28,107 of operating costs which were capitalized to the cost of the zinc expansion plant as part of the commissioning phase.

Impairment charges

The Company has recorded a write down of $69,735 during the nine months ended September 30, 2017 (nine months ended September 30, 2016 – $nil) in connection with the reduced mineral reserves and shortened mine life announced for the Bisha Mine. The write down is comprised of long term stockpiles ($58,817) for material which is no longer in the life of mine plan and equipment and related materials and supplies inventory for which there is no longer any useful life ($10,918).

The Company also recorded a reversal of impairment charges of $2,692 during the nine months ended September 30, 2017 (nine months ended September 30, 2016 – $nil) associated with boundary ore successfully treated in the plant during Q3 2017. The impairment reversal of $2,692 has been recognized in the computation of operating income. Please refer to page 8 for further discussion.

Royalties

The Company incurs a 3.5% royalty on base metal sales and a 5.0% precious metals royalty on its gold and silver sales. During the nine months ended September 30, 2017, royalty expense of $13,324 (nine months ended September 30, 2016 - $9,514) was recorded. Royalties are payable at the time concentrate or DSO shipments leave the mine, which precedes the revenue recognition point.

The Company is currently accruing for royalties on all metals contained within zinc concentrate on a contained, rather than payable, basis. The Company has held discussions with the Eritrean Ministry of Energy & Mines (“MEM”) in order to obtain relief from the payment of royalties on such a basis as it effectively increases the royalty rates beyond the existing 3.5% for base metals and 5.0% for precious metals. The Company continues to remit royalties for zinc concentrates on a contained basis for zinc but on a payable basis for the gold and silver by-products pending a final resolution. The Company has accrued an additional $1,583 during the nine months ended September 30, 2017 pertaining to 2016 production.

Depreciation and depletion

In the nine months ended September 30, 2017, depreciation and depletion of $42,239 (nine months ended September 30, 2016 - $27,196) was recorded. Depreciation was lower during the 2016 period as a result of the Company being in the pre-commercial operating phase of the zinc expansion plant for four months. Depreciation during this period was capitalized to the cost of the zinc plant.

Depreciation is calculated primarily using the units-of-production method with metal pounds produced and ore tonnes mined as the basis for the calculation. Fixed assets such as mobile equipment and buildings are amortized using the declining balance method. Depreciation recorded during the nine months ended September 30, 2017 was higher as a result of a shorter mine life announced in Q2 2017, which increased the per-unit rate of depreciation for assets depreciated using the units of production method. Additionally, the Company increased the declining balance amortization rates of its remaining fixed assets in order to ensure sufficient amortization is taken through to the end of the mine life. The Company expects that depreciation and amortization will be higher than in past quarters for the remainder of the mine life. As a result of these changes, during the nine months ended September 30, 2017, before changes in inventory, the Company recorded incremental depreciation and amortization of $9,250.

Loss in equity investment

As Nevsun held a significant influence in Reservoir from April 25, 2016 to June 22, 2016, the Company accounted for its interest in Reservoir using the equity method. The total loss incurred by Reservoir during this period approximated $9,845, Nevsun’s share of which amounted to $1,862. The significant increase in Reservoir’s general and administration expenses during this period versus its prior quarters were costs related to the transaction with Nevsun. Transactions costs of $8,155, consisting of investment banking fees from two separate advisors, legal fees, and other costs, were expensed by Reservoir prior to its acquisition by Nevsun.

Administrative

Administrative costs in the nine months ended September 30, 2017, were $16,220, up from $13,313 in the nine months ended September 30, 2016. Salaries and employee benefits including long-term incentive and share-based compensation increased from $8,310 during the nine months ended September 30, 2016 to $9,461 during the same period in 2017, as a result of an increase in headcount at head office, more outstanding long-term share unit incentives, non-recurring employee severance, and expedited vesting of some of the Company’s outstanding share unit incentives that are cash-settled. Business development expense increased to $902 from $306, reflecting an increase in business development activity so far in 2017. Other administrative expenses, comprised of travel, insurance, legal, accounting and audit and general office expenditures, increased from $3,580 to $4,320 during the nine months ended September 30, 2017, reflecting higher travel expense.

Finance costs

Finance costs in the nine months ended September 30, 2017 of $1,458 are comprised entirely of accretion expense on the Company's reclamation liability. Finance costs of $1,458 recorded during the nine months ended September 30, 2016 were also comprised entirely of accretion expense on the Company's reclamation liability.

Finance income

Finance income for the nine months ended September 30, 2017, of $1,350 (2016 – $3,050) is comprised predominantly of interest earned on cash and cash equivalent balances of $984, and other finance income of $366. Finance income for the nine months ended September 30, 2016 consisted of $1,121 earned on cash and cash equivalent balances, $898 earned on the amount due from non-controlling interest, and other interest income of $1,031, largely comprised of interest earned on the funding loan to Reservoir.

Income taxes

Income tax expense for the nine months ended September 30, 2017 of $6,756 (2016 – $32,253) relates to the BMSC mining operations where the statutory tax rate is 38%.

Reconciliation of realized metal prices

	Zinc		Copper
In U.S. $000s (except pounds of payable metal and per payable pound data)	Q3 2017	Q3 2016	Q3 2017	Q3 2016(1)
Total concentrate sales	$62,228	$-	$9,252	$1,676

Add (less):
Provisional and final pricing and quantity losses (gains) on concentrate sales	(2,450)	-	227	(1,857)
Concentrate sales, before pricing adjustments	$59,778	$-	$9,479	$(181)
Pound of payable metal sold (millions)	43.4	-	3.1	0.8
Realized price per payable pound sold, before pricing adjustments	$1.38	$-	$3.06	$2.10
Provisional and final pricing and quantity adjustments per payable pound sold	$0.06	$-	$(0.07)	$(2.32)
Realized price per payable pound sold	$1.44	$-	$2.99	$(0.22)
LME average price per pound	$1.34	$-	$2.88	$2.16

	Zinc		Copper
In U.S. $000s (except pounds of payable metal and per payable pound data)	YTD 2017	YTD 2016	YTD 2017	YTD 2016
Total concentrate sales	$169,786	$-	$29,675	$124,825

Add (less):
Provisional and final pricing and quantity losses (gains) on concentrate sales	74	-	(459)	(277)
Concentrate sales, before pricing adjustments	$169,860	$-	$29,216	$124,548
Pound of payable metal sold (millions)	130.6	-	10.8	58.6
Realized price per payable pound sold, before pricing adjustments	$1.30	$-	$2.71	$2.13
Provisional and final pricing and quantity adjustments per payable pound sold	$(0.00)	$-	$0.04	$0.01
Realized price per payable pound sold	$1.30	$-	$2.75	$2.14
LME average price per pound	$1.26	$-	$2.70	$2.15

Liquidity and capital resources

The Company’s cash and cash equivalents at September 30, 2017, were $151,232 (December 31, 2016 – $199,256). Working capital, including cash and cash equivalents, was approximately $179,109. Accounts receivable and prepaids of $24,149 (December 31, 2016 – $14,986) do not include any shipments for which revenue was recognized but provisional payments were not yet received by period end (December 31, 2016 – no shipments). The increase relates to larger vendor deposits and a receivable for the recovery of withholding taxes overpaid in prior years at period end.

During the nine months ended September 30, 2017, cash generated from operating activities before tax was $46,058 (nine months ended September 30, 2016 – $87,604). During the nine months ended September 30, 2017, the Company remitted $18,794 in income taxes (nine months ended September 30, 2016 – $21,626).

The Company used $56,466 in investing activities in the nine months ended September 30, 2017 (nine months ended September 30, 2016 – $255,253). The Company spent $53,907 (nine months ended September 30, 2016 – $29,019) on mineral properties, plant and equipment comprised of $11,083 for sustaining capital (nine months ended September 30, 2016 – $5,625), $2,977 on mineral properties (nine months ended September 30, 2016 – $709) and $39,847 on exploration and evaluation (nine months ended September 30, 2016 – $11,364), of which $32,682 (nine months ended September 30, 2016 – $3,318) related to the Timok Project. Expenditures incurred during the nine months ended September 30, 2017 were before changes in non-cash working capital of $2,559 (nine months ended September 30, 2016 – $202).

During the nine months ended September 30, 2016, the Company also expended $204,982 to fund the acquisition of Reservoir, net of cash acquired on the completion of the transaction, $11,321 on the zinc expansion plant, and $42,744 on pre-commercial production zinc costs, less $21,290 of pre-commercial sales receipts.

The Company used $18,822 in its financing activities in during the nine months ended September 30, 2017 (nine months ended September 30, 2016 – $27,479), comprised of dividends paid to Nevsun shareholders of $16,067 (nine months ended September 30, 2016 – $23,978) and distributions to non-controlling interest (ENAMCO) of $8,000 (nine months ended September 30, 2015 – $16,000), offset by amounts repaid by non-controlling interest (ENAMCO) of $5,000 (nine months ended September 30, 2016 – $12,500) and net proceeds received on the issuance of common shares of $245 (nine months ended September 30, 2016 – $158). Financing activities during the nine months ended September 30, 2016 also included $159 of share issue costs related to the DRIP.

Off-Balance sheet arrangements

The Company has not entered into any specialized financial arrangements to minimize its commodity price risk, investment risk or currency risk.  There are no off-balance sheet arrangements.

Contingencies

Legal Claims

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. As a result, no contingent liabilities have been recorded in the Company’s interim financial statements.

Contractual dispute with Canaccord

Canaccord Genuity Corp. (“Canaccord”) was an advisor to Reservoir in connection with the Company’s transaction (the “Transaction”) to acquire Reservoir and all of its assets, including the Timok Project.

In March 2016, Canaccord and Reservoir entered into an advisory agreement to evaluate third party funding arrangements which related to the potential exercise by Reservoir of a right of first refusal (“ROFO”) under its joint venture agreement with Freeport. Canaccord was paid a fee of $1,000 for providing financial advisory services in connection with Reservoir’s exercise of the ROFO.

In early April 2016, Canaccord and Reservoir entered into a new advisory agreement regarding a potential acquisition of control of Reservoir (the “April Advisory Agreement”). Canaccord has filed a Notice of Claim in the British Columbia Supreme Court regarding the fees under the April Advisory Agreement. Canaccord initially demanded an advisory fee of CAD$11,658 (the “Transaction Fee”) and has subsequently increased its claim for a Transaction Fee to CAD$14,670, which would represent approximately 3.0% of the overall transaction value of approximately CAD$482,000 based on the closing price of the Company’s shares (CAD$4.70), on the last trading day prior to the date of announcement of the Transaction.

On September 12, 2016, Reservoir filed a Reply to the Notice of Claim to dispute the Transaction Fee demanded by Canaccord on the basis that, among other things, it is not determined in accordance with the terms of the April Advisory Agreement. Reservoir has paid to Canaccord the sum of CAD$6,047 (which includes a transaction fee of CAD$5,617 and a second fairness opinion fee of $100, taxes and expenses). Reservoir believes that this constitutes all fees that Canaccord is entitled under the April Advisory Agreement.

No provision has been recorded in the Company’s interim financial statements as the outcome of this claim is not determinable.

Outstanding share data

As of October 25, 2017, the Company had 302,212,480 shares and 8,212,433 options issued and outstanding.

Financial instruments and risk management

A description of financial instruments and types of risks that the Company is exposed to and its objectives and policies for managing such risks is included in the Company’s Annual Information Form for the year ended December 31, 2016, dated February 22, 2017, which is available on SEDAR at www.sedar.com.

The Company’s accounts receivable contains an embedded derivative due to the provisional pricing in zinc and copper concentrates and direct shipment sales contracts. Revenues are recorded using the metal price received for sales that settle during the reporting period. For sales that have not been settled, an estimate is used based on the expected month of settlement and the forward price of the metal at the end of the reporting period. The difference between the estimate and the final price received is recognized in revenue in the period in which the final adjustment is determined. The final adjustment recorded for these revenues depends on the actual price when the sale settles. There can also be adjustments for the final amount of metals in the zinc and copper concentrates and direct shipment ore. The settlement dates under current sales contracts vary from one to four months after shipment

Proposed transactions

The Company continually reviews opportunities for growth, however, there are no proposed asset or business acquisitions or dispositions currently under offer.

Critical accounting policies and estimates

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 4 to the Company's 2016 annual consolidated financial statements, respectively.

In preparing the condensed consolidated interim financial statements in accordance with IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. Revisions to estimates and the resulting effects on the carrying values of the Company’s assets and liabilities are accounted for prospectively.  For a description of the critical judgements in application of accounting policies and information about assumptions and estimation uncertainties, refer to the Company’s MD&A for the year ended December 31, 2016, which is available on SEDAR at www.sedar.com.

Internal control over financial reporting

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of management and the Company’s directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting during the period ended September 30, 2017, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Recent accounting pronouncements

IFRS 9 – Financial Instruments

On January 1, 2018, the Company will adopt IFRS 9 – Financial Instruments, replacing IAS 39 – Financial Instruments. The new standard reflects the scope of IAS 39, and accordingly all financial instruments addressed within IAS 39 will be addressed by IFRS 9. IFRS 9 provides three different measurement categories for financial assets, while all financial liabilities are classified as subsequently measured at amortized cost. The category into which a financial asset is placed and the resultant accounting treatment is largely dependent on the nature of the business of the entity holding the financial asset. All financial instruments are initially recognized at fair value. The Company has conducted a preliminary analysis of the new standard and has concluded that implementation of the new standard will not have a material impact on the measurement of the Company’s financial instruments.

IFRS 15 – Revenue from Contracts with Customers

On January 1, 2018, the Company will adopt IFRS 15 – Revenue from Contracts with Customers, replacing IAS 18 – Revenue. The new standard will enact a methodology of recognizing revenue in line with the transfer of promised goods or services, and allocating revenue to separately identifiable goods or services contained within a contract. In order to facilitate this identification and allocation process, the new standard employs a five-step model with prescriptive steps and decision-making criteria. The Company has conducted a preliminary analysis of the new standard and the potential effects that its implementation will have on the Company’s financial reporting. The Company has concluded that implementation of the new standard will not have a material impact on the measurement of the Company’s revenue.

Quality assurance

Peter Manojlovic, P.Geo., and Frazer Bourchier, P.Eng., are Nevsun's designated Qualified Persons and have reviewed and approved the contents of this MD&A pertaining to exploration and mineral resources and reserves.

Non-GAAP performance measure

This document includes a non-GAAP performance measure that does not have a standardized meaning prescribed by IFRS. This performance measure may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that this performance measure is commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance. The Company uses this performance measure extensively in internal decision making processes, including to assess how well the Bisha Mine is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The table below provides a reconciliation of this non-GAAP measure to the most directly comparable IFRS measures as contained within the Company's issued financial statements.

C1 cash cost per payable pound sold

C1 cash cost per payable pound sold is a non-GAAP measure and represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, less by-product credits.  Royalties, depreciation, depletion, and non-recurring items are excluded from the calculation of C1 cash cost per payable pound sold. The costs included in this definition comprise mine site operating and general and administrative costs, transport and freight, treatment and refining charges, less by-product credits.

By-product credits are an important factor in determining the C1 cash costs per pound. The Company produces by-product metals, gold and silver, incidentally to zinc and copper production activities, and in some instances copper metal as a by-product where the principal product is zinc metal in concentrate. Gold and silver are considered to be by-products as they represent less than 20% of revenues from concentrate sales during 2017 and 2016, and in instances where copper is considered to be a by-product, it represents less than 10% of revenue recognized on the related sale. The cash cost per payable pound will vary depending on the volume of by-product credits and the relative price of the by-products. The C1 cash cost per payable pound is calculated by dividing the total costs, net of the by-product credits, by payable pounds of metal sold. The calculation method is consistent on a period to period basis for purposes of meaningful comparison.

	Zinc				Copper
	Q3 2017		Q3 2016		Q3 2017		Q3 2016
C1 cash cost per payable pound (U.S. $000s, except per pound amounts)	Total	Per pound	Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable metal sold (millions)		43.4		-		3.1		0.8
Operating expenses (1)	$26,458	$0. 60	$-	$-	$5,252	$1. 68	$247	0.30
Selling costs(3)	7,654	0.18	-	-	862	0.28	150	0.19
Concentrate treatment and refining charges	2,863	0.07	-	-	1,605	0.52	310	0.39
Concentrate by-product credits	(316)	(0.01)	-	-	(2,447)	(0.78)	(131)	(0.16)
Total C1 cash cost	$36,659	$0. 84	$-	$-	$5,272	$1. 70	$576	$0.72

	Zinc					Copper
	YTD 2017			YTD 2016		YTD 2017		YTD 2016
C1 cash cost per payable pound (U.S. $000s, except per pound amounts)	Total	Per pound		Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable metal sold (millions)		130.6			-		10.8		58.6
Operating expenses (1)(2)	$87,702	$0. 67		$-	$-	$17,270	$1.60	$47,494	$0.80
Selling costs(3)	24,765	0.19		-	-	3,656	0.34	15,185	0.26
Concentrate treatment and refining charges	10,445	0.08		-	-	4,908	0.45	17,906	0.31
Concentrate by-product credits	(7,640)	(0.06)		-	-	(8,311)	(0.77)	(20,026)	(0.34)
Total C1 cash cost	$115,272	$0. 88	$		$-	$17,523	$1.62	$60,559	$1.03
(1)	Operating expenses have been allocated to zinc and copper concentrates on a co-product accounting basis based on expected revenue, which is calculated by multiplying actual metal production by budgeted metal prices.
(2)	Operating expenses for the nine months ended September 30, 2017 exclude the non-recurring recovery of withholding tax overpayment of $9,780.
(3)	For the three and nine months ended September 30, 2017, selling costs exclude those related to the sales of DSO material of $1,172 and $4,012, respectively (three and nine months ended September 30, 2016 – $1,998 and $9,746, respectively).

Forward looking statements

This Management’s Discussion and Analysis contains forward-looking statements or forward-looking information concerning anticipated developments in the Company’s continuing and future operations and the adequacy of the Company’s financial resources and financial projections. The Company also cautions the reader that the PEA on the Timok Project is preliminary in nature and there is no certainty that the PEA will be realized. Forward-looking statements include, but are not limited to, statements concerning or the assumptions related to estimates of capital and operating costs, the timing, nature and extent of future copper and zinc production, expanding exploration licences, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates, the realization of mineral reserve estimates, the conversion of mineral properties to reserves and resources, the potential to expand resources, reserves and mine life, future exploration budgets, plans, targets and work programs, capital expenditures including land acquisition and objectives, anticipated timing of grant of permits, mining and development plans and activities, construction and production targets and timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of drill programs, dividend plans and policy, litigation matters, integration or expansion of operations, requirements for additional capital, government regulation of mining operations, environmental risks, political risks and uncertainties, unanticipated reclamation expenses, and other events or conditions that may occur in the future.

Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “hopes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the timing and success of improving the quality of the copper circuit product by resolving the metallurgical challenges from the variable ore materials being processed to produce concentrate from the copper circuit; (x) the effect on resource or reserve estimates due to the possible inability to resolve the metallurgical challenges on the variable ore materials being processed on a timely basis or at all; and other risks more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2016.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NYSE American corporate governance

The Company’s common shares are listed on NYSE American. Section 110 of the NYSE American company guide permits NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE American standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse/ and a copy of such description is available by written request made to the Company.

Cautionary note regarding preparation of Mineral Reserves and Resources

The disclosure in this Management’s Discussion and Analysis uses mineral resource and mineral reserve classification terms that comply with Canadian securities laws that differ in certain material respects from the requirements of United States securities laws. Disclosure has been made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System. The NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the disclosure requirements of the SEC.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Consequently, mineral resource and mineral reserve information contained in this MD&A is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

The SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards.

This MD&A uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize these terms and U.S. companies are generally not permitted to use these terms in documents they file with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral “reserves.” Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.

Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with reporting standards in Canada, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in rare cases. In addition, disclosure of “contained ounces” or “contained pounds” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this Management’s Discussion and Analysis may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.